Exhibit T3E.7
MEDIA RELEASE
STELCO TO SEEK COURT ORDER
CONCERNING ISSUANCE OF FLOATING RATE NOTES
HAMILTON, March 7, 2006 — Stelco Inc. (TSX:STE) announced today that it will seek an Order of the Superior Court of Justice (Ontario) in connection with the issuance of New Secured Floating Rate Notes (“FRNs”) under its approved Companies’ Creditors Arrangement Act restructuring plan (“the CCAA plan”). The motion is scheduled to be heard on March 9, 2006.
In connection with the Court-approved reorganization of Stelco’s corporate structure under the Canada Business Corporations Act, it is contemplated that each of the new limited partnerships will guarantee Stelco’s payment and performance in connection with the FRNs, and will provide security for those guarantees.
The Order being sought, if granted, will approve the terms and conditions of the issuance and exchange of the FRNs and other securities, expressly including all guarantees of Stelco’s or another obligor’s payment and performance in respect of the FRNs, and will declare that those terms and conditions are fair to the affected creditors, in a manner similar to the approval in the sanction order.
Notice of this motion is being provided so that affected creditors and other persons are aware of the hearing and of the fact that the hearing is open to them to be heard.
About Stelco
Stelco is one of Canada’s longest-established steel companies. It is currently in the final stages of a Court-supervised restructuring. This process is designed to establish the Company as a viable and competitive producer for the long term. The new Stelco will be focused on its Ontario-based integrated steel business located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. This news release may contain forward-looking information with respect to the Corporation’s business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation’s Management’s Discussion and Analysis section of the Corporation’s 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

For additional information, please contact:
Helen Reeves
(905) 528-2511, Extension 2702
Cell: (905) 515-0701